 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director/PDMR shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

March 8, 2021

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have been made a conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (“LTIP”), subject to performance conditions determined by the Remuneration Committee and Remuneration Committee discretion, as set out below.

LONG TERM INCENTIVE PLAN
PDMR	DATE OF AWARD	SHARE TYPE	NUMBER OF SHARES AWARDED
Ben van Beurden	March 5, 2021	RDSA	231,679
Jessica Uhl	March 5, 2021	RDS.A	69,972
Harry Brekelmans	March 5, 2021	RDSA	77,000
Ronan Cassidy	March 5, 2021	RDSB	65,800
Donny Ching	March 5, 2021	RDSA	57,400
Wael Sawan	March 5, 2021	RDSA	98,000
Huibert Vigeveno	March 5, 2021	RDSA	77,000
Maarten Wetselaar	March 5, 2021	RDSA	77,000

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	van Beurden
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	231,679
Total	4,200,340.27
Aggregated information Volume Price Total	231,679 18.13 4,200,340.27
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jessica
Last Name(s)	Uhl
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A American Depository Shares (RDS.A)
Identification Code	US7802592060
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	USD
Price	43.85
Volume	69,972
Total	3,068,272.20
Aggregated information Volume Price Total	69,972 43.85 3,068,272.20
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	77,000
Total	1,396,010.00
Aggregated information Volume Price Total	77,000 18.13 1,396,010.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	14.88
Volume	65,800
Total	979,104.00
Aggregated information Volume Price Total	65,800 14.88 979,104.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	57,400
Total	1,040,662.00
Aggregated information Volume Price Total	57,400 18.13 1,040,662.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	98,000
Total	1,776,740.00
Aggregated information Volume Price Total	98,000 18.13 1,776,740.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	77,000
Total	1,396,010.00
Aggregated information Volume Price Total	77,000 18.13 1,396,010.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Maarten
Last Name(s)	Wetselaar
2. Reason for the notification
Position/status	Integrated Gas and New Energies Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	18.13
Volume	77,000
Total	1,396,010.00
Aggregated information Volume Price Total	77,000 18.13 1,396,010.00
Date of transaction	March 5, 2021
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 9, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary